Exhibit 2
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For Immediate Release                                             4 October 2006



                        WPP Third Quarter Trading Update



WPP will announce its Third Quarter Trading Update for the nine months ended 30 September 2006 on Friday, 27th October 2006.

                                      END "

For further information please
contact:
Feona McEwan,                         +44 (0)20 7408 2204
www.wpp.com
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